

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 27, 2009

Randall D. Stilley
President and Chief Executive Officer
Pride SpinCo, Inc.
5847 San Felipe, Suite 3300
Houston, TX 77057

> **Re:** **Pride SpinCo, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed February 17, 2009**
> **File No. 1-34231**

Dear Mr. Stilley:

We have reviewed your response letter and amended filing, and we have the following comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation.

Amendment No. 1 to Registration Statement on Form 10

General

1. Please continue to file all material agreements and fill in blank spaces in your document as relevant information and agreements become available.

Risk Factors, page 14

A single customer accounts for a significant portion of our revenues…, page 15

2. We note your response to prior comment 2, that you do not have master agreements with PEMEX or Applied Drilling Technology, Inc. and that PEMEX and ADTI contract for your services on a rig-by-rig basis. Please disclose this information in this risk factor.

Management, page 72

3.   Please revise your biographical sketches for Messrs. Manz and German to clarify certain confusing disclosure. In this regard, we note your statement that Mr. German worked as an independent contractor from September 2005 to February 2006, which appears to conflict with your subsequent statement that he joined Coca-Cola Corporation in August 2005. With respect to Mr. Manz, you state that he began working for Hercules Offshore, Inc. in January 2005. You then state that he was named a senior vice president in January 2005, the same month he started, after having previously served as the CFO of the company. Please clarify at what time Mr. Manz served as the CFO.

4.   Please update to disclose compensation for the year ended December 31, 2008. See Compliance and Disclosure Interpretation 217.11, found at www.sec.gov.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Breen Haire, Esq.
        Baker Botts L.L.P.
        (713) 229-2748